Mail Stop 6010

May 18, 2007

Via U.S. Mail and Fax (909)-937-0783

Ms. Nancy Chu
Chief Financial Officer
Soyo Group, Inc.
1420 South Vintage Avenue
Ontario, California 91761

>   **Re: Soyo Group, Inc.**
>   **Form 10-K for year ended December 31, 2006**
>   **Filed April 2, 2007**
>   **Form 10-Q for the quarter ended March 31, 2007**
>   **File No. 333-42036**

Dear Ms. Chu:

      We have reviewed your filings and response letters filed February 26, 2007 and April 20, 2007 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis, beginning on page 24

Provision for Doubtful Accounts, page 35

1.   It appears that you used three different methodologies for estimating the
        allowance for doubtful accounts in 2004, 2005 and 2006. Please fully and clearly
        disclose how you estimated the allowance in each year, describe the specific
        changes in that methodology from period to period and describe management's
        basis for those changes, including management's basis for concluding that each of
        the methodologies complied with GAAP.

2.   As a related matter, please note that management is responsible for the estimate of
        the allowance for doubtful accounts and the related provision for bad debts.
        Accordingly, if your disclosures refer to reliance on an outside expert, you will be
        required to name that expert in the Form 10-K and to include their consent in any
        registration statement that incorporates the Form 10-K.

Liquidity and Capital Resources, page 39

Operating Activities, page 41

3.   The 8-K dated October 19, 2006, which was not filed until December 27, 2006,
        includes two attachments which appear to address extended payment terms for
        past-due accounts payable with two vendors. Expand to fully disclose why it was
        necessary to enter into the extended payment arrangements. Quantify the
        amounts involved, disclose all material terms of the arrangements and disclose the
        years to which the amounts relate. You should provide clear and full disclosure
        about past-due debts. The notes to financial statements should also present full
        disclosure about this matter. Please expand.

4.   Present any contractual obligations arising from these arrangements on the table
        required by Item 303(a)(5) to Regulation S-K or tell us why such disclosure is not
        required.

Principal Commitments, page 43

5.   Tell us why you are not required to include the item "long-term payable" on the
        table of contractual obligations. Otherwise amend the table. Refer to Item
        303(a)(5) of Regulation S-K.

6.   If there are no minimum annual payments due under the Honeywell arrangement, please disclose when you expect to pay the $3.8 million. Please make clear disclosure about expected timing and pattern for payment of the $3.8 million.

Item 8. Financial Statements, beginning on page 45

Consolidated Balance Sheets, page 47

7.   Expand the notes to financial statements to describe all of the terms and conditions of the "long-term payable" totaling $3.7 million. Please note that the footnote disclosure must be complete on its own and it is not appropriate to incorporate footnote disclosure from another '34 Act filing.

Consolidated Statements of Shareholders' Equity (Deficit), page 51

8.   Please revise the item "To book FAS 123 adjustment" to use a meaningful caption title. A title such as "employee stock-based compensation" or some similar caption would be appropriate to explain the nature of the amount.

Consolidated Statements of Cash Flows, page 52

9.   Confirm to us that the $3.7 million identified as "long-term debt" was received in cash in 2006. If the amount arose from the agreements to extend accounts payable, please tell us how the presentation is appropriate under paragraph 32 of SFAS 95. Amend the cash flow statement if necessary to conform to SFAS 95.

10.   As a related matter, if you restate the cash flow statement to correct a material error please file an appropriate Item 4-02 Form 8-K.

11.   Under paragraph 23 of SFAS 95, operating cash flows include cash payments to acquire materials for manufacture or goods for resale, including principal payments on accounts payable and both short- and long-term notes payable to suppliers for those materials or goods. If the $3.7 million relates to the extended accounts payable, please tell us how the classification as financing is consistent with the cited guidance.

Note 3, Accounts Receivable, page 65

12.   The provision for doubtful accounts for 2006 as stated on the face of the statement of operations approximates $907,000. The amount for that year as presented in the roll-forward on page 66 is less than $250,000. Please reconcile the discrepancy. Amend the filing as necessary.

13.   Your disclosure that receivables were sold to Accord with recourse is not consistent with your response to comment 5 from your letter dated February 26, 2007 which states that receivables were sold to Accord without recourse. Please reconcile the inconsistency.

14.   If receivables were sold with recourse, please fully explain how you applied the requirements of SFAS 140 in concluding that the advances from Accord should not be reported as borrowings. Your response should fully demonstrate how your accounting is appropriate under paragraph 9 of SFAS 140. Fully demonstrate you met all relevant criteria from that paragraph. Refer also to paragraph 113 of SFAS 140.

15.   Disclose how you estimated and recognized recourse obligations. Refer to SFAS 140 for guidance.

16.   From your disclosure on page 66, it appears that you changed your methodology for estimating the allowance for doubtful accounts in the fourth quarter of 2006. It also appears that the change in methodology had a material affect on your financial statements as evidenced by the magnitude of the fourth quarter charge for doubtful accounts. Please amend the Form 10-K to provide as Exhibit 18 a "letter re change in accounting principles" or explain to us why that letter is not required under our rules.   Refer to S-K Item 601 and the instructions to Exhibit 18 for guidance.

Note 8, Income Taxes, page 71

17.   Please tell us why what appears to be a statement of shareholders' equity is presented in the tax footnote.

18.   The rate reconciliation table for 2006 does not appear accurate. Based on the statement of operations for 2006 there is a income tax provision of approximately $157,000. Accordingly the effective income tax rate does not appear to be zero. Please refer to SFAS 109 for guidance.

19.   Please make full disclosure under SFAS 109 about the deferred tax asset presented on your balance sheet.

20.   It appears that you provided a full valuation allowance for deferred tax assets other than the asset apparently arising from SFAS 123(R). Please tell us why the deferred tax assets reported in your balance sheets as of December 31, 2006 and as of March 31, 2007 are more likely than not recoverable. Fully explain your consideration of paragraphs 20 through 25 to SFAS 109, including all positive

and negative evidence. Your response should fully support that no valuation allowance is required for the amounts reflected in the aforementioned balance sheets. Successful resolution of this comment will require a complete and thorough analysis.

21.   It appears that you recognized income tax benefits in your income statement in 2006 and in 2007 which appear to be attributed to SFAS 123(R). It is not clear that your accounting fully considers the guidance from paragraphs 58 through 63 of SFAS 123(R). Please tell us how you applied the cited guidance and fully explain why your accounting is appropriate under those paragraphs to support your conclusion that it is appropriate to recognize the recorded income tax benefits in income. Successful resolution of this comment will require a complete and thorough analysis.

Item 15. Exhibits, page 93

22.   It appears you have an open registration statement on Form S-8. Please tell us why the Form 10-K does not include a consent for incorporation of the most recent audit report in that Form S-8. Refer to S-K Item 601 and the instructions to Exhibit 23 for guidance.

Form 10-Q as of March 31, 2007

Condensed Consolidated Statement of Cash Flows

23.   Confirm that the $3.7 million financing outflow labeled "long-term debt" was a cash payment. If it was not or if it was related to the agreements to extend accounts payable, tell us how the presentation is appropriate under paragraphs 23 and 32 of SFAS 95. Amend the cash flow statement if necessary.

Note 1, Organization and Basis of Presentation

Stock-based Compensation

24.   Please make full disclosure about the options granted in February 2007, including but not limited to how you determined the fair value of the options, the valuation model, the valuation assumptions, the basis for the valuation assumptions, the grant date fair value, expected compensation cost and the period over which you expect to recognize that cost.

Note 3, Business Loan

25.   Show us where you filed the agreements for the business loan in the amount of $12 million or file them now.

26.   Amend to disclose all significant terms of the borrowing. For instance, disclose the interest rate, the provisions of any variable rate, the specific collateral, any limitations on availability, events of default, default remedies and any related party guarantees. This list is not intended to be comprehensive.   Please note that the footnote disclosure should be complete and not incorporated from another '34 Act filing.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

                                        Sincerely,

                                        Gary Todd
                                        Reviewing Accountant